

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

07002749

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65604

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glendale Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15165 Ventura Boulevard, Suite 330
(No. and Street)

Sherman Oaks (City) California (State) 91403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Flesche (818) 907-1505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 07 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Eric Flesche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glendale Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Notary Public


JOSHUA B. GERSON
Comm. # 1453375
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires Nov. 27, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on

this 26th day of February, 2007,

by Eric Flesche

~~personally known to me~~ or proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.


JOSHUA B. GERSON
Comm. # 1453375
NOTARY PUBLIC-CALIFORNIA
Los Angeles County
My Comm. Expires Nov. 27, 2007

(seal) Signature ____________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

GLENDALE SECURITIES, INC.

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Glendale Securities, Inc.
Glendale, California

I have audited the accompanying statement of financial condition of Glendale Securities, Inc. (the Company) as of December 31, 2006 and related statements of operations, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2006 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 8 to 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 7, 2006

415 NORTH CAMDEN DRIVE SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

GLENDALE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash		$	87,869
Commissions receivable			100,430
Other receivable			20,227
Clearing broker deposit			108,111
Inventory position			42,725
Prepaid expenses			5,058
Prepaid taxes			4,587
Rental deposit			18,326
TOTAL ASSETS		$	387,333

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Accrued expenses			$	26,993
Commissions payable				54,406
Sublease prepayment				2,975
TOTAL LIABILITIES				84,374
STOCKHOLDERS' EQUITY				
Common stock ($1 par value, 100,000 shares authorized, 100,000 shares issued and outstanding)	$	100,005		
Paid-in capital		10,000		
Retained earnings		192,954		302,959
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	387,333

See Accompanying Notes to Financial Statements

GLENDALE SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions income	$ 1,060,249
Broker fees	390,439
Interest income	47,410
Mutual fund income	11,205
Rebates	39,109
Trading	18,363
Other income	57,844
TOTAL REVENUES	1,624,619
DIRECT COSTS	
Access charges	185,722
Assignment fees	25,500
Broker expenses	374,281
Broker payout	639,036
Computer fees	23,197
Ticket charges	81,158
TOTAL DIRECT COSTS	1,328,894
GROSS PROFITS	295,725
OPERATING EXPENSES - see page 8	226,235
INCOME BEFORE TAX PROVISION	69,490
INCOME TAX PROVISION	16,750
NET INCOME	$ 52,740

See Accompanying Notes to Financial Statements

GLENDALE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock Shares	Common Stock	Contributed Capital	Retained Earnings (Deficit)	Total
December 31, 2005	0	$ 0	$ 10,000	$ 140,214	$ 150,214
Capital stock	100,000	100,005			100,005
Net Income				52,740	52,740
December 31, 2006	100,000	$ 100,005	$ 10,000	$ 192,954	$ 302,959

See Accompanying Notes to Financial Statements

GLENDALE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:		
Net income	$	52,740
Changes in operating assets and liabilities:		
Accounts receivable		(24,396)
Other receivable		(18,263)
Clearing broker deposit		(103,111)
Prepaid expenses		(5,058)
Rental deposit		(17,126)
Accrued expenses		943
Accrued taxes		(39,065)
Commissions payable		(13,438)
Sublease prepayment		2,975
Net cash provided in operating activities		(163,799)
Cash Flows from Investing Activities:		
Investment in securities		(42,725)
Cash Flows for Financing Activities:		
Capital stock		100,005
Net increase in cash		(106,519)
Cash at beginning of year		194,388
Cash at end of year	$	87,869

SUPPLEMENTAL INFORMATION

Interest paid	$	10
Income taxes paid	$	55,816

See Accompanying Notes to Financial Statements

GLENDALE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - NATURE OF BUSINESS

Glendale Securities, Inc., (the "Company") was incorporated in the State of California on August 19, 2002 and is registered with the Securities and Exchange Commission as a broker-dealer in securities. On January 9, 2003, the Company became registered as a broker-dealer with the National Association of Securities Dealers, Inc. The Company is primarily engaged in general securities trading of domestic and international equities. The Company has one location in Southern California.

The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives which are generally five years.

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities

Investments - Investments in securities are valued at market.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), as defined, under such provisions. See page 9 for the computation of net capital.

NOTE 4 - INCOME TAXES

The Company's fiscal year ends December 31, 2006. The Company will file an income tax return on the accrual basis. The provision for income taxes for the year consists of the following:

Federal	$ 10,913
State	5,837
	$ 16,750

NOTE 5 - OFF BALANCE-SHEET RISK

The customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 6 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

NOTE 7 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PER RULE 15c3-3.

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K)(2)(ii). All customer transactions cleared through another broker-dealer on a fully disclosed basis.

GLENDALE SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
DECEMBER 31, 2006

OPERATING EXPENSES

Interest expense	$	10
Insurance		1,761
Management fees		139,785
Office supplies		3,063
Professional expenses		5,293
Regulatory fees		15,522
Rent		30,800
Service fees		7,300
Telephone		7,961
Travel and entertainment		4,297
All other		10,443
TOTAL OPERATING EXPENSES	$	226,235

See Accompanying Notes to Financial Statements

GLENDALE SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition		$ 302,959
Non allowable assets		
Other receivable	$ 20,227	
Rental deposit and prepaid expenses	27,971	(48,198)
Haircuts		(6,409)
NET CAPITAL		$ 248,352
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness		$ 5,625
Minimum dollar net capital required		$ 100,000
Net Capital required (greater of above amounts)		$ 100,000
EXCESS CAPITAL		$ 148,352
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 239,915
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income		$ 84,374
Percentage of aggregate indebtedness to net capital		34%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 234,806
VARIANCE -	
Increase commissions receivable	1,735
Accrued taxes	11,805
Rounding	6
NET CAPITAL PER AUDITED REPORT	$ 248,352

See Accompanying Notes to Financial Statements

PART II

GLENDALE SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Glendale Securities, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Glendale Securities, Inc. (the Company) for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

Board of Directors
Glendale Securities, Inc.

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 171-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 7, 2006

END